UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 3 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

Amendment to the Company’s Notice and Proxy Statement

On March 19, 2026, Nayax Ltd. (the “Company”) filed a Current Report on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) to report that the Company would hold its Annual General Meeting of Shareholders on April 29, 2026 (the “General Meeting”) and attaching a notice and proxy statement (the “Notice and Proxy Statement”) regarding such General Meeting.

On April 23, 2026, the Company filed a Current Report on Form 6-K with the SEC to report that the General Meeting would be postponed until May 19, 2026 (the “Postponed Meeting”) at the same time and place as indicated in the Notice and Proxy Statement, and that any supplemental or revised proxy materials would be filed on Form 6-K prior to the Postponed Meeting.

The Company hereby furnishes, as Exhibit 99.1, a supplemental proxy statement (the “Supplemental Proxy Statement”) with respect to the Postponed Meeting.

Following engagement with and feedback from shareholders and proxy advisory firms, the Company has revised Proposals 2, 3, 4, 7, 8, 9 and 10 in the original Notice and Proxy Statement (the “Revised Proposals”) and withdrawn Proposal 11 in its entirety, as further described in the Supplemental Proxy Statement.

The Company’s Board of Directors recommends that you vote ‘FOR’ each of the Revised Proposals.

Shareholders voting at the Postponed Meeting should refer to the Supplemental Proxy Statement with respect to the Revised Proposals, which replace in their entirety the corresponding proposals in the original Notice and Proxy Statement.

The Company will count towards the tally of votes for the Postponed Meeting all proxy cards or voting instruction forms that have already been properly completed and submitted. For the avoidance of doubt, any vote previously cast ‘FOR’, ‘AGAINST’, or ‘ABSTAIN’ with respect to the corresponding proposals in the original Notice and Proxy Statement will be deemed to be cast with respect to the Revised Proposals in the Supplemental Proxy Statement. Because the substance of the Revised Proposals differs in certain material respects from the corresponding proposals in the original Notice and Proxy Statement, shareholders are encouraged to review the Supplemental Proxy Statement carefully and consider whether they wish to change their vote by submitting a new proxy card or voting instruction form in accordance with the instructions set forth therein. Accordingly, a shareholder who already submitted a proxy card or voting instruction form is not required to resubmit such form unless such shareholder elects to change their vote by resubmitting a new proxy card or voting instruction form.

Reminder Regarding Other Revised Dates for the Postponed Meeting

The record date for the Postponed Meeting will remain March 24, 2026, unchanged from that which appeared in the Notice and Proxy Statement.

The following dates will apply to the Postponed Meeting:

•
Shareholders of record on the Company’s U.S. transfer agent shareholder list are requested to complete and return the form of proxy in the pre-addressed envelope as instructed or vote electronically at www.proxyvote.com no later than Tuesday, May 19, 2026, at 6:59 a.m. Israel time (i.e., 11:59 p.m. ET on Monday, May 18, 2026).

•
Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange should deliver or mail a completed written ballot to the Company’s offices as instructed in the Notice and Proxy Statement no later than Tuesday, May 19, 2026, at 12:00 p.m. Israel time (i.e., at least four (4) hours before the Postponed Meeting starts) or, if applicable, vote electronically via the electronic voting system of the Israel Securities Authority no later than Tuesday, May 19, 2026, at 10:00 a.m. Israel time (i.e., at least six (6) hours before the Postponed Meeting starts). Such shareholders who intend to vote their Ordinary Shares in person must provide the Company with Identifying Information and, if applicable, an Ownership Certificate (both Identifying Information and Ownership Certificate are defined in the Notice and Proxy Statement) no later than May 16, 2026, at 4:00 p.m. Israel time (i.e., at least seventy-two (72) hours before the Postponed Meeting starts).

Except as set forth above, the Notice and Proxy Statement has not been otherwise modified and shall remain in full force and effect.

Incorporation by Reference

This Form 6-K and related exhibits are hereby incorporated by reference into all effective registration statements filed by the Company with the SEC or with the Israel Securities Authority (the “ISA”), including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File No. 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File No. 333-274812) and the Company’s Shelf Prospectus filed with the ISA.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Supplemental Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: May 11, 2026